Exhibit 99.4
HIGHLIGHTS 2008
Total customers increased by 12.7% to 34.0 million
  Customers increased by 7.9% to 24.8 million in South Africa
  Customers increased by 29.6% to 4.2 million in Tanzania
  Customers increased by 25.0% to 3.3 million in the Democratic
  Republic of Congo
  Customers increased by 41.6% to 395 thousand in Lesotho
  Customers increased by 29.8% to 1.3 million in Mozambique
Revenue increased by 17.1% to R48.2 billion
Profit from operations increased by 15.0% to R12.5 billion
EBITDA increased by 15.7% to R16.5 billion
Net profit after taxation increased by 21.3% to R8.0 billion
Cash generated from operations increased by 17.8% to R16.3 billion
Dividends declared to group shareholders increased by 10.0% to R5.9 billion

COMMENTARY

Vodacom Group (Proprietary) Limited, South Africa's market leader in the provision of cellular services announces its results for the year ended March
31, 2008.

SOUTH AFRICA
Customers
The total number of customers increased by 7.9% to 24.8 million (2007: 23.0 million). The number of prepaid customers has increased by 6.4% to 21.2 million, while the number of contract customers has increased by 17.5% to 3.5 million.

The strong growth in customers was a direct result of the number of gross connections achieved, with continued levels of handset support to service providers in respect of the contract base, combined with decreased churn in the contract base.

Contract gross connections increased by 17.4% to 782 thousand (2007: 666 thousand), and prepaid gross connections increased by 11.1% to 11.2 million
(2007: 10.1 million), bringing the total number of connections for the year to
12.0 million (2007: 10.9 million).

Loyalty and retention programmes continue to play an integral role in achieving the strategy of retaining market share and attracting new customers.

ARPU
During the period under review, total ARPU remained stable at R125 (2007: R125)
per month mainly as a result of the implementation of the supplementary disconnection rule during September 2007.

Contract customer ARPU has decreased by 6.0% to R486 (2007: R517) per month. The main contributing factor to this decrease was the rapid growth in data customers as well as in the low end top up

packages.

The developing market segment, through the prepaid service continued to drive market penetration in 2008 with the prepaid service making up 93.4% (2007:
93.2%) of all gross connections. The prepaid customer ARPU remained stable at
R62 (2007: R63) per month.

Community services ARPU decreased by 23.6% to R689 (2007: R902) per month due to increased competition.

Churn
The cost of acquiring contract customers in a highly developed market is considerable. Vodacom implemented upgrade and retention policies over the last few years to retain its customers. Through the continued high level of handset support to service providers and an improvement in service to customers, contract churn remained low at 8.3% (2007: 9.7%).

The prepaid market is characterised by low acquisition costs due to the flexibility required by this market to access services. Prepaid churn increased during the year under review to 47.9% (2007: 37.5%) due to the supplementary disconnection rule implemented on prepaid customers. This change increased prepaid churn, but provides a better reflection of active prepaid SIM cards on the network.

Traffic and minutes of use
Total traffic increased with 11.7% to 22.8 billion (2007: 20.4 billion) minutes.
This growth was due mainly to the 7.9% growth in the total customer base from
23.0 million to a base of 24.8 million at the end of March 31, 2008. Customer calling patterns continued the trend of the last few years where total mobile-to-mobile traffic increased with 13.5% while total mobile-to-fixed and fixed-to-mobile traffic only increased with 3.5%.

Minutes of use is reflective of voice trends outside and in excess of the bundle and showed a stabilised trend for the year under review. Contract minutes showed an 8.5% decrease to 172 (2007: 188) minutes per customer per month for 2008, as a result of high sales in hybrid products at the low end of the market; prepaid minutes showed a 2.1% decrease to 46 (2007: 47) minutes per customer per month in 2008.

Estimated market share
Despite strong competition, Vodacom remained the leader in the South African market with an estimated 55% (2007: 58%) market share as at March 31, 2008. The decline in market share is a result of increased deletions on the prepaid customer base and renewed efforts by the existing competitors to increase their share of the gross connections of both contract and prepaid customers. The cellular industry in South Africa has grown by an estimated 10% since March
2007. The market penetration of the

cellular industry is now an estimated 94% (2007: 84%) of the population with a total cellular market of approximately 45 million (2007: 40 million) customers.
Prepaid customers continue to dominate the market and comprise an estimated 83%
(2007: 83%) of the total cellular market.

NON-SOUTH AFRICAN OPERATIONS
Vodacom's non-South African operations provide world-class communication services to 9.2 million customers (2007: 7.1 million). Profit from these operations increased by 51.6% to R790 million.

Vodacom Tanzania achieved a milestone in its customer base. The customer base increased by 29.6% to 4.2 million (2007: 3.2 million) at March 31, 2008. The
Tanzanian market remains highly competitive, but low mobile penetration, estimated at 20% of the population combined with current economic growth signals further potential. Vodacom Tanzania's estimated market share decreased slightly to 52% (2007: 55%) at March 31, 2008.

Vodacom Congo increased its customer base by 25.0% to 3.3 million (2007: 2.6 million) at March 31, 2008. Vodacom Congo retained its market lead with an estimated market share of 41% (2007: 47%) at March 31, 2008. The lower market share is the result of competitors cutting retail prices and offering various packages to attract new connections. The DRC has the lowest estimated mobile penetration of all Vodacom's operations at 12% (2007: 9%) of the population.

Vodacom Lesotho is a small operation, but its estimated 80% market share at
March 31, 2008 enables it to achieve high levels of profitability. Vodacom
Lesotho increased its customer base by 41.6% to 395 thousand (2007: 279 thousand). Mobile penetration in Lesotho is now estimated at 26% (2006:17%).

Vodacom Mozambique increased its customer base by 29.8% to 1,282 thousand (2007:
988 thousand) at March 31, 2008. Vodacom Mozambique increased its estimated market share to 40% (2007: 35%) despite tough economic conditions, by being the value leader in the market. Mobile penetration is estimated at 16% (2007: 14%).

REVENUE
Geographical split
                                Rand millions           % change
Year ended March 31,        2006    2007    2008     06/07   07/08
South Africa, including
holding companies         31,069  37,007  42,784      19.1    15.6
Tanzania                   1,312   1,729   2,354      31.8    36.1
DRC                        1,334   1,914   2,297      43.5    20.0
Lesotho                      170     227     309      33.5    36.1
Mozambique                   158     269     434      70.3    61.3
Revenue                   34,043  41,146  48,178      20.9    17.1

Revenue composition
                                                  Rand millions
Year ended March 31,                      2006      2007      2008
Airtime, connection and access          20,085    23,708    27,095
Data                                     2,038     3,342     5,002
Interconnection                          6,697     7,835     8,887
Equipment sales                          3,986     4,699     5,052
International airtime                      971     1,306     1,836
Other sales and services                   266       256       306
Revenue                                 34,043    41,146    48,178

Revenue composition
                              % of total                % change
Year ended March 31,     2006    2007    2008       06/07    07/08

Airtime, connection
and access               58.9    57.7    56.2        18.0     14.3
Data                      6.0     8.1    10.4        64.0     49.7
Interconnection          19.7    19.0    18.5        17.0     13.4
Equipment sales          11.7    11.4    10.5        17.9      7.5
International airtime     2.9     3.2     3.8        34.5     40.6
Other sales and services  0.8     0.6     0.6        (3.8)    19.5
Revenue                 100.0   100.0   100.0        20.9     17.1

Revenue increased by 17.1% for the year to March 31, 2008 boosted by a 49.7%
increase in data revenue. The increase in revenue was mainly driven by a 12.7%
increase in the customer base to 34.0 million customers. Prepaid customers represent 88.8% (2007: 89.4%) of the total customer base.

Data revenue
Geographical split
                                                Rand millions
Year ended March 31,                      2006      2007      2008
South Africa                             1,886     3,113     4,669
Tanzania                                   108       146       207
DRC                                         25        52        79
Lesotho                                     16        23        31
Mozambique                                   3         8        16
Data revenue                             2,038     3,342     5,002

Data revenue
Geographical split
                              % of total                % change
Year ended March 31,     2006    2007    2008       06/07    07/08
South Africa             92.6    93.1    93.4        65.1     50.0
Tanzania                  5.3     4.4     4.1        35.2     41.8
DRC                       1.2     1.6     1.6       108.0     51.9
Lesotho                   0.8     0.7     0.6        43.8     34.8
Mozambique                0.1     0.2     0.3       166.7    100.0
Data revenue            100.0   100.0   100.0        64.0     49.7

Airtime, connection and access
Vodacom's airtime, connection and access revenue increased primarily due to the number of customers increasing by 12.7% to 34.0 million.

Data
Vodacom's data revenue increased mainly due to higher penetration levels, but also due to more affordable product offerings. Vodacom South Africa transmitted
4.7 billion (2007: 4.5 billion) SMSs over its network during the year ended
March 31, 2008. The number of active data users includes: MMS users 1.4 million
(2007: 1.2 million); data card and USB modem users 370 thousand (2007: 149 thousand); 3G/HSDPA handsets 1.3 million (2007: 584 thousand); Vodafone live!
users 1,421 thousand (2007: 899 thousand); unique Mobile TV users 31 thousand
(2007: 33 thousand).

Data revenue now constitutes 11.9% (2007: 9.4%) of service revenue (service revenue excludes equipment sales, starter pack sales and non-recurring revenue).
Data revenue in all countries increased substantially, reaffirming the increased consumer connectivity needs.

Interconnection
Vodacom's interconnection revenue increased by 13.4%, predominantly due to the growth in the customer base and the related increase in airtime traffic.

Equipment sales
In South Africa, handset sale volumes increased by 10.9% to 5.1 million (2007:
4.6 million) units. The growth in equipment unit sales was mainly driven by growth in customer bases, phone upgrades by customers and lower overall prices of new handsets due to more suppliers focusing on more affordable handsets. The average price per handset sold was R1,052 compared to R1,067 in the previous financial year.

International airtime
International airtime revenue of R1.8 billion, which increased by 40.6% year on year, comprises international calls by Vodacom customers, roaming revenue from
Vodacom's customers making and receiving calls whilst abroad and revenue from international visitors roaming on Vodacom's networks.

Other sales and services
Revenue from other sales and services includes revenue from Vodacom's cell captive insurance vehicle, wireless application service provider ("WASP")
revenue, site sharing rental income as well as other revenue from non-core operations.

PROFIT FROM OPERATIONS
Geographical split

                                Rand millions           % change
Year ended March 31,          2006    2007    2008   06/07  07/08

South Africa                 8,602  10,293  11,669    19.7   13.4
Tanzania                       263     346     460    31.6   32.9
DRC                            117     277     364   136.8   31.4
Lesotho                         51      75     123    47.1   64.0
Mozambique                    (144)   (177)   (157)  (22.9)  11.3
Holding companies              (23)     46      32  >200.0  (30.4)
Profit from operations       8,866  10,860  12,491    22.5   15.0

Profit from operations
margin (%)                    26.0    26.4    25.9     0.4   (0.5)

Profit from operations for the Group increased by 15.0% to R12.5 billion, based on revenue growth of 17.1% which was offset by cost increases in all operations in a rising inflationary environment and the start up costs of Vodacom Business.
Operating expenses increased by 17.8% compared to revenue growth of 17.1%, resulting in Vodacom's profit from operations margin decreasing to 25.9% (2007:
26.4%).

The Mozambique loss from operations includes an impairment of assets of R29.9 million (2007: R22.9 million).

EBITDA
Geographical split
                                Rand millions           % change
Year ended March 31,          2006    2007    2008   06/07  07/08

South Africa                11,053  12,963  14,790    17.3   14.1
Tanzania                       465     584     765    25.6   31.0
DRC                            373     603     745    61.7   23.5
Lesotho                         67      97     139    44.8   43.3
Mozambique                    (129)    (69)    (32)   46.5   53.6
Holding companies              (20)     49      56  >200.0   14.3
EBITDA                      11,809  14,227  16,463    20.5   15.7

EBITDA margin (%)             34.7    34.6    34.2    (0.1)  (0.4)
EBITDA margin excluding
equipment sales (%)           39.9    39.9    39.3       -   (0.6)

Vodacom's EBITDA margin adjusted for the impact of low margin cellular phone and equipment sales at 39.3% was 0.6% lower than the previous year at 39.9%.

OPERATING EXPENSES
Operating expenses composition
                                 Rand millions         % change
Year ended March 31,          2006    2007    2008   06/07  07/08

Depreciation, amortisation
and impairment               2,943   3,384   3,941    15.0   16.5
Payments to other network
Operators                    4,634   5,636   6,557    21.6   16.3
Other direct network
operating costs             13,663  16,804  19,743    23.0   17.5
Staff expenses               2,042   2,373   2,976    16.2   25.4
Marketing and advertising      977   1,146   1,264    17.3   10.3
Other operating expenditure  1,043   1,064   1,362     2.0   28.0
Other operating income        (125)   (120)   (156)    4.0  (30.0)
Operating expenses          25,177  30,287  35,687    20.3   17.8

Operating expenses as a
% of revenue (%)              74.0    73.6    74.1    (0.4)   0.5

Depreciation, amortisation and impairment
The depreciation expense is largely driven by capital expenditure on upgrading and expanding the Group's networks. Capital expenditure on network equipment has increased in recent years with the implementation and expansion of 3G/HSDPA networks, but also through coverage strategies followed in the international operations.

The implementation of IAS 16: Property, Plant and Equipment, during the 2006 financial year, contributed to a lower depreciation charge for that year.
Depreciation and amortisation increased by 16.5% (2007: 15.0%) to R3,941 million for the current financial year. Mozambique's asset impairment amounted to R29.9 million (2007: R22.9 million).

Payments to other network operators
Payments to other network operators increased as a result of an increased amount of outgoing traffic terminating on other cellular networks, rather than on fixed-line networks. As the cost of terminating calls on other cellular networks is materially higher than calls terminating on fixed-line networks and as mobile substitution increases with the growing number of total mobile users in South
Africa, interconnection charges will continue increasing, putting pressure on margins.

Other direct network operating costs
Other direct network operating costs include the cost to connect customers onto the network as well as expenses such as cost of equipment and accessories sold, commissions paid to the distribution channels, customer retention expenses, regulatory and licence fees, distribution expenses, transmission rental costs as well as site and maintenance costs.

Staff expenses
Staff expenses increased primarily as a result of an increase in permanent headcount of 5.5% to 6,247 (2007: 5,920) employees in 2008. The headcount increase is mainly the result of the expansion of customer care operations, the strengthening of senior

management structures to support the growth in ongoing operations and the launch of Vodacom Business. Annual salary increases and increased provisions for long-term incentive schemes also contributed to the increase in staff expenses.

Employee productivity has improved in all of Vodacom's operations, as measured by customers per employee, improving with 6.9% to 5,442 (2007: 5,093) customers per employee.

Marketing and advertising
Marketing and advertising expenses are mainly driven by advertising related to new technology products and enhancing brand presence in all operations.

Other operating expenditure
The increase in other operating expenditure was primarily due to inflationary factors and the growth in the business. Other operating expenditure comprise of expenses such as accommodation, information technology costs, office administration, consultant expenses, social economic investment and insurance.

Other operating income
Other operating income comprises income that Vodacom does not consider as part of its core activities such as cost recoveries for risk management and consultancy services, franchise fees and rent received.

INTEREST, DIVIDENDS AND OTHER FINANCIAL INCOME AND FINANCE COSTS
Net gains/(losses) on financial instruments analysed by category, is as follows:

                                 Rand millions         % change
Year ended March 31,        2006    2007    2008    06/07   07/08

Finance income               130      75      72    (42.3)   (4.0)
Finance expenses            (246)   (369)   (681)   (50.0)  (84.6)
Gain/(loss) on foreign
Exchange forward contract
Revaluation                 (261)    468     346   >200.0   (26.1)
Loss on revaluation of
foreign denominated
liabilities                 (225)   (642)   (162)  (185.3)   74.8
(Loss)/gain on
revaluation of foreign
denominated assets           (27)     10     (15)   137.0 (>200.0)
Loss on interest rate swap
Revaluation                   (7)    (10)    (10)   (42.9)      -
Gain/(loss) on sale of
Investments                   (3)     (1)      2     66.7  >200.0
Gain on revaluation of
foreign denominated cash
and cash equivalents           -       6      24        -  >200.0

Total net losses on
financial instruments       (639)   (463)   (424)    27.5     8.4

Remeasurement of foreign exchange contracts ("FECs"), asset and liability revaluations, interest rate swaps, cash and cash equivalents, and a gain/loss on sale of investments resulted in a net gain of R185.1 million (2007: losses of
R169.1 million).

In terms of a shareholders agreement, the minority shareholder in Vodacom Congo
(RDC) s.p.r.l., Congolese Wireless Network s.p.r.l. ("CWN") has a put option which comes into effect three years after the commencement date, December 1,
2001, and for a maximum of five years thereafter. In terms of the option, CWN shall be entitled to put to Vodacom International Limited such number of shares in and claims on loan account against Vodacom Congo (RDC) s.p.r.l. as constitute
19% of the entire issued share capital of that company. CWN can exercise this option in a maximum of three tranches and each tranche must consist of at least
5% of the entire issued share capital of Vodacom Congo (RDC) s.p.r.l. The option price will be the fair market value of the related shares at the date the put option is exercised. The put option has a nil value as at March 31, 2008 and
2007. The option liability had a value of R396.5 million (2007: R249.3 million)
as at March 31, 2008.

Finance costs increased by 84.6% to R681.3 million mainly due to higher bank overdraft levels utilised to fund working capital. The net debt to equity ratio increased to 93.1% (2007: 72.8%) at March 31, 2008.

TAXATION
The taxation expense increased by 7.1% to R4.1 billion (2007: R3.8 billion) for the year ended March 31, 2008, mainly due to higher South African normal taxation paid on higher profits. Vodacom's effective tax rate however decreased to 34.1% (2007: 36.9%) primarily due to a decrease in the secondary taxation on companies ("STC") liability incurred as a result of the reduction in the STC rate from 12.5% to 10.0% effective October 1, 2007.

GROUP SHAREHOLDER DISTRIBUTIONS
Dividends declared for the 2008 financial year totalled R5,940.0 million (2007:
R5,400.0 million), an increase of 10.0%. The final dividend of R3,190.0 million was paid on April 3, 2008.

CAPITAL EXPENDITURE
Capital expenditure additions
Geographical split
                                                Rand millions
Year ended March 31,                      2006      2007      2008
South Africa                             4,384     4,993     4,252
Tanzania                                   318       957       713
DRC                                        273       506       658

Lesotho                                     26        25        36
Mozambique                                 121        85       111
Holding companies                           16       182       146
Capital expenditure for the year         5,138     6,748     5.916

Capital expenditure additions (including
software) as a % of revenue (%)           15.1      16.4      12.3

CAPITAL EXPENDITURE
Capital expenditure additions
Geographical split
                                  % of total           % change
Year ended March 31,         2006    2007    2008   06/07   07/08
South Africa                 85.3    73.9    71.8    13.9   (14.8)
Tanzania                      6.2    14.2    12.1  >200.0   (25.5)
DRC                           5.3     7.5    11.1    85.3    30.0
Lesotho                       0.5     0.4     0.6    (3.8)   44.0
Mozambique                    2.4     1.3     1.9   (29.8)   30.6
Holding companies             0.3     2.7     2.5  >200.0   (19.8)
Capital expenditure
for the year                100.0   100.0   100.0    31.3   (12.3)

Capital expenditure
additions (including
software) as a % of
revenue (%)                     -       -       -     1.3    (4.1)

The Group's investment in infrastructure amounted to R5.9 billion (2007: R6.7 billion) of which R4.9 billion (2007: R6.1 billion) relates to property, plant and equipment and R1.0 billion (2007: R0.6 billion) to computer software.

Closing capital expenditure investment at cost
Geographical split
                                 2007                  2008
Year ended March 31,    R billions   Foreign  R billions   Foreign

South Africa (R billions)     27.3         -        31.2         -
Tanzania (TSH billions)        2.7     456.7         3.8     579.1
DRC (US$ millions)             2.9     391.3         3.9     483.4
Lesotho (Maloti millions)      0.2     184.1         0.2     219.6
Mozambique (MT millions)       0.8   2,961.2         1.1   3,358.0
Holding companies (R billions) 0.2         -         0.1         -
Closing capital expenditure
investment at cost            34.1         -        40.3         -

Property, plant and equipment (including software) that was sold and scrapped, amounted to R706.2 million (2007: R1,956.9 million).

Foreign currency translation differences for 2008 increased cumulative capital expenditure by R1,042.1 million (2007: R793.0 million).

It is Vodacom's policy to hedge foreign denominated commitments of South African operations above a certain minimum level. However, Vodacom does not qualify for hedge accounting in terms of IAS 39 and therefore, all capital expenditure in
South Africa is recorded at the exchange rate ruling at the date of acceptance of the equipment. Capital expenditure of Vodacom's non-South African operations is translated at the average exchange rate of the Rand against the operation's reporting currency for the period, while closing capital expenditure is translated at the closing exchange rate of the Rand against the reporting currency. For this reason, Vodacom's capital expenditure in any given year cannot be properly evaluated without taking the exchange rate movements against the Rand into account, which are shown under the section "Financial instruments and risk management".

FINANCIAL STRUCTURE AND FUNDING
Vodacom's net debt position increased to R5.2 billion (2007: R2.7 billion) as at
March 31, 2008. The Group's net debt to EBITDA ratio was 52.6% (2007: 42.4%)
while Vodacom's net debt to equity ratio increased to 93.1% (2007: 72.8%).

Debt includes the final dividend of R3.2 billion (2007: R2.9 billion) payable to the Group's shareholders and the STC thereon, due to these dividends being paid very soon after year-end and the materiality thereof. In addition, in terms of covenant calculations, certain intangible assets as well as minority interest are excluded from equity.

Funding sources
Vodacom's ongoing objective is to fund all its non-South African operations by means of project finance, structured such that there is no recourse to our South
African operations. Strong South African cash flows would then be utilised principally to pay dividends and make new growth-enhancing investments. The
Group utilises its own funds and supported funding structures, subject to South
African Reserve Bank approval to fund offshore investments in the initial stages of the investment, until the project is able to support project funding.
Non-recourse funding for non-South African operations is not always suitable to high customer growth environments that require substantial capital expenditure.

While Vodacom Tanzania repaid its project funding on March 31, 2008, Vodacom
Congo and Vodacom Mozambique are still substantially dependent on funding and guarantees from South Africa. These operations are funded by a mix of market priced direct loans as well as security to facilitate their own credit lines.

In South Africa, debt consists primarily of finance lease liabilities, a long-term funding loan and short- term money market borrowings at variable interest rates.

Financial instruments and risk management
Subject to central bank regulations in the various countries as well as local market condition restrictions, Vodacom manages foreign currency risk, interest rate risk, credit risk and liquidity risk on an ongoing basis. The Group's risk management procedures are described fully in the Group's Annual Financial
Statements.

Foreign exchange rates

                            Rand exchange rate        % change
Year ended March 31,       2006    2007    2008    06/07    07/08

US Dollar
Average                    6.40    7.05    7.11     10.2      0.9
Closing                    6.19    7.29    8.13     17.8     11.5
Tanzanian Shilling
Average                  180.72  182.02  171.95      0.7     (5.5)
Closing                  198.03  170.83  151.99    (13.7)   (11.0)
Mozambican Metical
Average                    3.89    3.73    3.57     (4.1)    (4.3)
Closing                    4.37    3.63    2.99    (16.9)   (17.6)

CASH FLOW
Vodacom had a positive free cash flow before shareholder distributions and financing activities of R3.4 billion (2007: R3.7 billion), a decrease of 8.0%
when compared to the previous year due to investments in Smart companies amounting to R956.5 million. The cash generated from operations of R16.3 billion had a positive variance of R2.5 billion (2007: positive variance of R2.8 billion) compared to the previous year.

CONCLUSION
As the Vodacom Group embraces the opportunities of a new era of electronic communications, we face exciting yet challenging times. We will nurture and grow our traditional mobile telephony business in five countries of operation while entering the wider world of providing convergence infrastructure and services.

Oyama Mabandla
Non-executive Chairman

Alan Knott-Craig
Chief Executive Officer

SEGMENT KEY OPERATIONAL INDICATORS
VODACOM SOUTH AFRICA

                         Year ended March 31,         % change
KEY INDICATORS           2006    2007    2008     06/07     07/08
Customers
(thousands) 1          19,162  23,004  24,821      20.1       7.9
Contract                2,362   3,013   3,541      27.6      17.5
Prepaid                16,770  19,896  21,177      18.6       6.4
Community services         30      95     103    >200.0       8.4
Gross connections
(thousands)             9,140  10,859  12,040      18.8      10.9
Contract                  506     666     782      31.6      17.4
Prepaid                 8,618  10,124  11,248      17.5      11.1
Community services         16      69      10    >200.0    (85.5)
Inactives (3 months - %)  8.7    10.7    10.3   2.0 pts  (0.4 pts)
Contract                  2.4     3.1     4.0   0.7 pts   0.9 pts
Prepaid                   9.6    11.8    11.4   2.2 pts  (0.4 pts)
Churn (%) 2              17.7    33.8    42.3  16.1 pts   8.5 pts
Contract                 10.0     9.7     8.3  (0.3 pts) (1.4 pts)
Prepaid                  18.8    37.5    47.9  18.7 pts  10.4 pts
Traffic (millions of
minutes) 3             17,066  20,383  22,769      19.4      11.7
Outgoing               11,354  13,638  15,323      20.1      12.4
Incoming                5,712   6,745   7,446      18.1      10.4
ARPU (Rand per
month) 4                  139     125     125     (10.1)        -
Contract                  572     517     486      (9.6)     (6.0)
Prepaid                    69      63      62      (8.7)     (1.6)
Community services      1,796     902     689     (49.8)    (23.6)
Minutes of use per
month 5                    74      69      66      (6.8)     (4.3)
Contract                  206     188     172      (8.7)     (8.5)
Prepaid                    49      47      46      (4.1)     (2.1)
Community services      2,327   1,151     883     (50.5)    (23.3)
Gross capex spend
(Rand millions) 6       4,384   4,993   4,251      13.9     (14.9)
Capex as a % of
revenue (%)              14.1    13.5     9.9  (0.6 pts) (3.6 pts)
Cumulative capex
(Rand millions) 6      24,095  27,310  30,742      13.3      12.6
Capex per customer
(Rand)                  1,257   1,187   1,239      (5.6)      4.4
Number of employees     4,148   4,388   4,504       5.8       2.6
Customers per employee  4,619   5,242   5,511      13.5       5.1
Estimated mobile
penetration (%) 7          71      84      94    13 pts    10 pts
Estimated mobile
market share (%) 7         58      58      55         -  (3.0 pts)

Notes
1. Customer totals are based on the total number of customers registered on
Vodacom's network, which have not been disconnected,

including inactive customers, as at the end of the period indicated.
2. Churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
3. Traffic comprises total traffic registered on Vodacom's network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national roaming and incoming international roaming calls.
4. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
5. Minutes of use per month is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. Minutes of use exclude calls to free services, bundled minutes and data minutes.
6. Cumulative capital expenditure ("capex") includes software.
7. Estimated mobile penetration and market share is calculated based on
Vodacom's total reported customers and the estimated total reported customers of
MTN and Cell C.

VODACOM TANZANIA
                         Year ended March 31,         % change
KEY INDICATORS           2006    2007    2008      06/07     07/08

Customers
(thousands) 1           2,091   3,247   4,207      55.3      29.6
Contract                    7      14      16     100.0      14.3
Prepaid                 2,081   3,223   4,181      54.9      29.7
Community services          3      10      10    >200.0         -
Gross connections
(thousands)             1,353   2,092   2,645      54.6      26.4
Churn (%)                28.5    35.6    45.5   7.1 pts   9.9 pts
ARPU (Rand) 2              67      52      49     (22.4)     (5.8)
Gross capex spend
(Rand millions)           318     957     713    >200.0     (25.5)
Capex as a % of
revenue (%)              24.3    55.3    30.3  31.0 pts (25.0 pts)
Cumulative capex
(Rand millions)         1,503   2,674   3,810      77.9      42.5
Number of employees 3     438     527     618      20.3      17.3
Customers per employee  4,774   6,161   6,807      29.1      10.5
Estimated mobile
penetration (%) 4           9      16      20     7 pts     4 pts
Estimated mobile
market share (%) 4         58      55      52    (3 pts)   (3 pts)

Notes
1. Customer totals are based on the total number of customers registered on
Vodacom's network, which have not been disconnected,

including inactive customers, as at the end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3. Headcount includes secondees.
4. Estimated mobile penetration and market share is calculated based on Vodacom estimates.

VODACOM CONGO
                         Year ended March 31,         % change
KEY INDICATORS           2006    2007    2008      06/07     07/08

Customers
(thousands) 1           1,571   2,632   3,289      67.5      25.0
Contract                   14      17      21      21.4      23.5
Prepaid                 1,538   2,587   3,209      68.2      24.0
Community services         19      28      59      47.4     110.7
Gross connections
(thousands)               892   1,688   2,141      89.2      26.8
Churn (%)                28.1    30.4    48.0   2.3 pts  17.6 pts
ARPU (Rand) 2              86      77      59     (10.5)    (23.4)
Gross capex spend
(Rand millions)           273     506     658      85.3      30.0
Capex as a % of
revenue (%)              20.5    26.4    28.7   5.9 pts   2.3 pts
Cumulative capex
(Rand millions)         2,000   2,852   3,928      42.6      37.7
Number of employees 3     479     627     691      30.9      10.2
Customers per employee  3,279   4,198   4,759      28.0      13.4
Estimated mobile
penetration (%) 4           6       9      12     3 pts     3 pts
Estimated mobile
market share (%) 4         48      47      41     (1 pt)   (6 pts)

Notes
1. Customer totals are based on the total number of customers registered on
Vodacom's network, which have not been disconnected, including inactive customers, as at the end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3. Headcount includes secondees.
4. Estimated mobile penetration and market share is calculated based on Vodacom estimates.

VODACOM LESOTHO
                         Year ended March 31,         % change
KEY INDICATORS           2006    2007    2008      06/07     07/08

Customers
(thousands) 1             206     279     395      35.4      41.6
Contract                    3       3       4         -      33.3
Prepaid                   200     272     383      36.0      40.8

Community services          3       4       8      33.3     100.0
Gross connections
(thousands)                98     119     176      21.4      47.9
Churn (%)                22.3    19.0    17.8  (3.3 pts) (1.2 pts)
ARPU (Rand) 2              78      75      73      (3.8)     (2.7)
Gross capex spend
(Rand millions)            26      25      36      (3.8)     44.0
Capex as a % of
revenue (%)              15.2    11.0    11.6  (4.2 pts)  0.6 pts
Cumulative capex
(Rand millions)           225     184     220     (18.2)     19.6
Number of employees 3      67      60      70     (10.4)     16.7
Customers per employee  3,071   4,644   5,642      51.2      21.5
Estimated mobile
penetration (%) 4          13      17      26     4 pts     9 pts
Estimated mobile
market share (%) 4         80      80      80         -         -

Notes
1. Customer totals are based on the total number of customers registered on
Vodacom's network, which have not been disconnected, including inactive customers, as at the end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3. Headcount includes secondees.
4. Estimated mobile penetration and market share is calculated based on Vodacom estimates.

VODACOM MOZAMBIQUE
                        Year ended March 31,         % change
KEY INDICATORS         2006    2007    2008       06/07      07/08

Customers
(thousands) 1           490     988   1,282      101.6       29.8
Contract                  8      15      21       87.5         40
Prepaid                 482     973   1,250      101.9       28.5

Community services        -       -      11        n/a        n/a
Gross connections
(thousands)             342     797     951      133.0       19.3
Churn (%)              32.2    41.7    58.7    9.5 pts   17.0 pts
ARPU (Rand) 2            36      28      29      (22.2)       3.6
Gross capex spend
(Rand millions)         121      85     111      (29.8)      30.6
Capex as a % of
revenue (%)            76.8    31.7    25.7  (45.1 pts)  (6.0 pts)
Cumulative capex
(Rand millions)         605     816   1,123       34.9       37.6
Number of employees 3   170     129     157      (24.1)      21.7
Customers per
employee              2,885   7,659   8,168      165.5        6.6
Estimated mobile
penetration (%) 4         8      14      16      6 pts      2 pts
Estimated mobile
market share (%) 4       30      35      40      5 pts      5 pts

Notes
1. Customer totals are based on the total number of customers registered on
Vodacom's network, which have not been disconnected, including inactive customers, as at the end of the period indicated.
2. ARPU is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom's networks.
3. Headcount includes secondees.
4. Estimated mobile penetration and market share is calculated based on Vodacom estimates.

CONSOLIDATED INCOME STATEMENTS

for the three years ended March 31, 2008
                                      2006        2007        2008
                                        Rm          Rm          Rm

Revenue                          34,042.5    41,146.4    48,177.8
Other operating income              125.1       119.8       155.6
Direct network operating cost   (18,297.2)  (22,439.8)  (26,299.5)
Depreciation                     (2,651.6)   (2,901.8)   (3,366.0)
Staff expenses                   (2,042.1)   (2,372.5)   (2,975.4)
Marketing and advertising
expenses                           (976.9)   (1,146.4)   (1,264.3)
Other operating expenses         (1,042.7)   (1,063.6)   (1,362.4)
Amortisation of intangible assets  (344.2)     (459.4)     (545.2)
Impairment of assets                 52.8       (22.9)      (29.9)
Profit from operations            8,865.7    10,859.8    12,490.7
Finance income                      129.9        74.5        72.3
Finance costs                      (246.0)     (369.3)     (681.3)

Gains/(Losses) on remeasurement
and disposal of financial
instruments                        (523.1)     (169.0)      185.1
Profit before taxation            8,226.5    10,396.0    12,066.8
Taxation                         (3,083.7)   (3,836.0)   (4,109.2)
Net profit                        5,142.8     6,560.0     7,957.6
Attributable to:
Equity shareholders               5,026.1     6,342.4     7,811.4
Minority interests                  116.7       217.6       146.2

                                      2006        2007        2008
                                         R           R           R
Basic and diluted earnings
per share                          502,610     634,240     781,140
Dividend per share                 450,000     540,000     594,000

CONSOLIDATED BALANCE SHEETS
as at March 31, 2008
                                      2006        2007        2008
                                        Rm          Rm          Rm
ASSETS
Non-current assets               16,079.2    20,844.3     24,468.3
Property, plant and equipment    13,386.6    17,073.2     19,119.6
Intangible assets                 1,954.9     2,700.3      4,224.1
Financial assets                     92.1       209.5        244.2
Deferred taxation                   297.6       386.1        455.1
Deferred cost                       311.2       396.4        333.3
Lease assets                         36.8        78.8         92.0

Current assets                    8,688.6     7,625.9      9,706.9
Deferred cost                       451.8       574.8        705.9
Financial assets                    149.3       207.5        444.9
Inventory                           454.3       364.3        636.9
Trade and other receivables       4,474.0     5,675.0      6,801.1
Lease assets                         13.1        32.9        140.5
Cash and cash equivalents         3,146.1       771.4        977.6
Total assets                     24,767.8    28,470.2     34,175.2

EQUITY AND LIABILITIES
Ordinary share capital                  *           *            *
Retained earnings                 8,583.0     9,523.2     11,392.9
Non-distributable reserves         (194.0)      (97.4)         8.8
Equity attributable to equity
holders of the parent             8,389.0     9,425.8     11,401.7
Minority interests                  283.3       221.2        403.6
Total equity                      8,672.3     9,647.0     11,805.3

Non-current liabilities           2,236.6     3,812.1      4,788.2
Interest bearing debt               819.2     2,051.4      3,025.8
Non-interest bearing debt               -         3.0          6.0
Deferred taxation                   602.3       757.3        776.5
Deferred revenue                    320.3       412.3        358.8

Provisions                          372.3       377.5        373.7
Other non-current liabilities       122.5       210.6        247.4

Current liabilities              13,858.9    15,011.1     17,581.7
Trade and other payables          5,104.7     6,874.4      7,561.3
Deferred revenue                  1,604.5     1,904.8      2,229.9
Taxation payable                    630.2     1,112.7        580.5
Non-interest bearing debt             4.3           -            -
Interest bearing debt             1,645.5       501.0        502.9
Provisions                          623.0       741.8        909.5
Dividends payable                 2,800.0     2,990.0      3,190.0
Derivative financial liabilities     60.9         7.2         10.8
Bank borrowings                   1,385.8       879.2      2,596.8
Total equity and liabilities     24,767.8    28,470.2     34,175.2

* Share capital R100

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three years ended March 31, 2008

                           Attributable to equity shareholders
                        Share    Retained          Non-      Total
                      Capital    earnings   distributable
                                             Reserves
                           Rm         Rm            Rm          Rm

Balance at March 31, 2005   *    8,059.1        (299.9)   7,759.2
Net profit for the period   -    5,026.1             -    5,026.1
Dividends declared          -   (4,500.0)            -   (4,500.0)
Business combinations and
other acquisitions          -          -             -          -
Minority shares of VM,
S.A.R.L.                    -          -             -          -
Contingency reserve         -       (2.2)          2.2          -
Net gains and losses
not recognised in the
income statement
   Foreign currency
   translation reserve      -          -         103.9      103.9
   Revaluation of available-
   for-sale investments     -          -          (0.2)      (0.2)

Balance at March 31, 2006   *    8,583.0        (194.0)   8,389.0
Net profit for the period   -    6,342.4             -    6,342.4
Dividends declared          -   (5,400.0)            -   (5,400.0)
Business combinations and
other acquisitions          -          -             -          -
Contingency reserve         -       (2.2)          2.2          -
Net gains and losses
not recognised in the
income statement
   Foreign currency

   translation reserve      -          -          94.4       94.4

Balance at March 31, 2007   *    9,523.2         (97.4)   9,425.8
Net profit for the period   -    7,811.4             -    7,811.4
Dividends declared          -   (5,940.0)            -   (5,940.0)
Business combinations and
other acquisitions          -          -             -          -
Disposal of subsidiaries    -          -             -          -
Minority shares of VM,
S.A.R.L.                    -          -             -          -
Contingency reserve         -       (1.7)          1.7          -
Net gains and losses
not recognised in the
income statement
   Foreign currency
   translation reserve      -          -          87.7       87.7
   Revaluation of available-
   for-sale investment       -         -          16.8       16.8

Balance at March 31, 2008    *  11,392.9           8.8   11,401.7

* Share capital R100

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three years ended March 31, 2008
                                          Minority           Total
                                         interests          equity
                                                Rm              Rm

Balance at March 31, 2005                   128.7         7,887.9
Net profit for the period                   116.7         5,142.8
Dividends declared                           (0.9)       (4,500.9)
Business combinations and
other acquisitions                           46.5            46.5
Minority shares of VM, S.A.R.L.               8.0             8.0
Contingency reserve                             -               -
Net gains and losses not
recognised in the income statement
   Foreign currency translation reserve     (15.6)           88.3
   Revaluation of available-for-sale
   investments                               (0.1)           (0.3)

Balance at March 31, 2006                   283.3         8,672.3
Net profit for the period                   217.6         6,560.0
Dividends declared                         (170.8)       (5,570.8)
Business combinations and
other acquisitions                         (136.4)         (136.4)
Contingency reserve                             -               -
Net gains and losses not
recognised in the income statement
   Foreign currency translation reserve      27.5           121.9

Balance at March 31, 2007                   221.2         9,647.0
Net profit for the period                   146.2         7,957.6
Dividends declared                           (0.6)       (5,940.6)
Business combinations and
other acquisitions                           (6.1)           (6.1)
Disposal of subsidiaries                     (0.3)           (0.3)
Minority shares of VM, S.A.R.L.               0.8             0.8
Contingency reserve                             -               -
Net gains and losses not
recognised in the income statement
   Foreign currency translation reserve      42.4           130.1
   Revaluation of available-for-sale
   investments                                  -            16.8
Balance at March 31, 2008                   403.6        11,805.3

CONSOLIDATED CASH FLOW STATEMENTS
for the three years ended March 31, 2008
                                    2006         2007         2008
                                      Rm           Rm           Rm

CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers   33,132.7     40,380.0     47,409.6
Cash paid to suppliers and
employees                     (22,042.4)   (26,513.9)   (31,076.1)

Cash generated from
operations                     11,090.3     13,866.1     16,333.5
Finance costs paid               (214.3)      (326.6)      (669.6)
Finance income received           124.1         41.7         74.3
Realised net losses on
remeasurement and disposal
of financial instruments          (17.6)       (38.8)      (151.0)
Taxation paid                  (2,980.3)    (3,303.3)    (4,721.5)
Dividends paid - equity
shareholders                   (3,500.0)    (5,300.0)    (5,650.0)
Dividends paid - minority
shareholders                       (0.9)       (80.8)       (90.6)
Net cash flows from operating
activities                      4,501.3      4,858.3      5,125.1

CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant
and equipment and intangible
assets                         (4,788.4)    (5,955.3)    (6,540.6)
Proceeds on disposal of
property, plant and equipment
and intangible assets              31.2          98.3        10.2
Business combinations and other
acquisitions                       (0.1)       (591.2)     (956.5)
Disposal of subsidiaries              -             -        15.7
Other investing activities        (33.5)       (135.7)      (31.0)

Net cash flows utilised in
investing activities           (4,790.8)     (6,583.9)   (7,502.2)

CASH FLOW FROM FINANCING ACTIVITIES
Non-interest bearing debt
incurred                              -           3.0           -
Non-interest bearing debt repaid      -             -        (3.0)
Interest bearing debt incurred     32.3           6.0     1,000.0
Interest bearing debt repaid      (89.7)       (141.3)     (117.5)
Finance lease capital repaid      (50.2)        (67.7)     (108.9)
Bank borrowings                       -             -     2,456.0
Share capital and premium
movement of minority shareholders     -             -         7.2
Net cash flows from/(utilised)
in financing activities          (107.6)       (200.0)    3,233.8

NET INCREASE/(DECREASE) IN CASH AND
CASH EQUIVALENTS                 (397.1)     (1,925.6)      856.7
(Bank borrowings)/cash and
cash equivalents at the
beginning of the year           2,173.0       1,760.3      (107.8)
Effect of foreign exchange
rate changes                      (15.6)         57.5        87.9

CASH AND CASH EQUIVALENTS/
(BANK BORROWINGS) AT THE END
OF THE YEAR                     1,760.3        (107.8)      836.8

DISCLAIMER
This presentation has been prepared and published by Vodacom Group (Proprietary)
Limited. Vodacom Group (Proprietary) Limited is a private company and as such is not required by the Companies Act 61 of 1973, as amended, to publish its results.

Vodacom Group (Proprietary) Limited makes no guarantee, assurance, representation and/or warranty as to the accuracy of the information contained in this presentation and will not be held liable for any reliance placed on the information contained in this presentation.

The information contained in this presentation is subject to change without notice and may be incomplete or condensed. In addition, this presentation may not contain all material information pertaining to Vodacom Group (Proprietary)
Limited and its subsidiaries.

Without in any way derogating from the generality of the foregoing, it should be noted that:

Many of the statements included in this presentation are forward-

looking statements that involve risks and/or uncertainties and caution must be exercised in placing any reliance on these statements. Moreover, Vodacom Group
(Proprietary) Limited will not necessarily update any of these statements after the date of this presentation either to conform them to actual results or to changes in its expectations.

Insofar as the shareholders of Vodacom Group (Proprietary) Limited are listed and offer their shares publicly for sale on recognised stock exchanges locally and/or internationally, potential investors in the shares of Vodacom Group
(Proprietary) Limited's shareholders are cautioned not to place undue reliance on this presentation.